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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 0-29359

CUSIP NUMBER 746389105

NOTIFICATION OF LATE FILING.

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

    PURPLE COMMUNICATIONS, INC.

Full Name of Registrant

Former Name if Applicable

    773 SAN MARIN DRIVE, SUITE 2210

Address of Principal Executive Office (Street and Number)

    NOVATO, CALIFORNIA 94945

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (04-09)

The Registrant’s Form 10-Q for the quarterly period ended September 30, 2009 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant’s financial statements and management’s discussion and analysis or plan of operation could not be obtained by the Registrant within such time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

JOHN R. FERRON	(415)	408-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?: ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will not be able to recognize revenue from video relay service calls relating to certain internal multi-party calls that may or may not have involved a hearing individual, as referenced in the Company’s 8-K filed on September 24, 2009 (the “September 8-K”), until there is either a ruling from the FCC on the Company’s petition seeking guidance on the issue or the regulatory authorities provide other sufficient guidance. As a result, the Company estimates that it will report a reduction in revenue when compared against revenue for the same period in 2008. The Company is currently evaluating the impact on its results of operations, but estimates that the revenues for the quarter will be approximately $28.5 Million as compared to revenues of $35.7 Million for the same period in 2008, the reduction in revenues is primarily attributable to the Company not recognizing revenues associated such conference calls. In addition, the Company expects that (1) G&A costs will increase from the prior year period as a result of the expenses associated with the government inquiries described in Company’s Form 10-Q filed on August 13, 2009 and in the September 8-K, (2) the Company will accrue an impairment charge of approximately $1.2 Million as a change in its estimate regarding collectability of outstanding receivables associated with conference calls submitted to NECA in the second quarter, and (3) as a result of testing of its intangible and other long-lived assets for impairment during the quarter ended September 30, 2009, the Company expects to reduce the carrying value of its goodwill and intangible assets resulting in an additional impairment charge being recorded in the quarter ended September 30, 2009.

    PURPLE COMMUNICATIONS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	NOVEMBER 17, 2009	By:	/S/ JOHN R. FERRON
JOHN R. FERRON
CHIEF FINANCIAL OFFICER & CHIEF OPERATING OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter), or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T. (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).